SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

i

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, outsourcing services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares, pursuant to a Registration Statement on Form F-1 dated October 21, 2004, that we would furnish quarterly to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
TELVENT
Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)
A. Financial Statements

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€81,560	€80,010
Restricted cash	—	3,183
Other short-term investments	494	709
Derivative contracts	2,296	1,194
Accounts receivable (net of allowances of €3,071 as of June 30, 2006 and €2,650 as of December 31, 2005)	91,360	92,494
Unbilled revenues	120,273	77,069
Due from related parties	15,853	45,449
Inventory	23,017	11,622
Other taxes receivable	13,869	8,434
Deferred tax assets	5,712	6,043
Other current assets	5,424	1,532

Total current assets	€360,128	€327,739
Deposits and other investments	1,721	1,870
Property, plant and equipment, net of accumulated depreciation of €43,618 as of June 30, 2006 and €40,368 as of December 31, 2005	50,732	52,965
Long-term receivables and other assets	8,599	11,317
Deferred tax assets	16,527	14,446
Other intangible assets, net of accumulated amortization of €14,851 as of June 30, 2006 and €14,231 as of December 31, 2005	13,299	10,143
Goodwill	18,922	16,862

Total assets	€469,928	€435,342

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€147,940	150,246
Billings in excess of costs and estimated earnings	19,315	20,417
Accrued and other liabilities	16,357	9,418
Income and other taxes payable	8,852	17,835
Deferred tax liabilities	5,850	3,082
Due to related parties	39,485	11,146
Current portion of long-term debt	3,909	8,515
Short-term debt	36,920	23,958
Short-term leasing obligations	1,698	1,948
Derivative contracts	2,328	1,440

Total current liabilities	€282,654	€248,005
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Long-term debt less current portion	13,374	15,310
Long-term leasing obligations	3,119	4,035
Other long term liabilities	6,173	7,507
Deferred tax liabilities	79	673
Unearned income	283	211

Total liabilities	€305,682	€275,741

Minority interest	1,068	1,604

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	39,383	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income	494	2,883
Retained earnings	35,412	28,798

Total shareholders’ equity	€163,178	€157,997

Total liabilities and shareholders’ equity	€469,928	€435,342

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Revenues	€106,636	€95,759	€201,942	€171,349
Cost of revenues	84,104	76,373	156,022	133,428

Gross profit	€22,532	€19,386	€45,920	€37,921

General and administrative	8,193	6,816	16,415	12,229
Sales and marketing	3,606	3,097	8,676	6,287
Research and development	4,203	3,685	7,183	7,054
Depreciation and amortization	2,102	2,222	3,986	4,235

Total operating expenses	€18,104	€15,820	€36,260	€29,805

Income from operations	4,428	3,566	9,660	8,116
Financial income (expense), net	(1,691)	(510)	(1,120)	(924)

Total other income (expense)	€(1,691)	€(510)	€(1,120)	€(924)

Income before income taxes	2,737	3,056	8,540	7,192
Income tax expense (benefit)	710	1,046	1,908	1,530

Net income before minority interest	€2,027	€2,010	€6,632	€5,662

Loss/(Profit) attributable to minority interests	(136)	100	(18)	(506)

Net income	€1,891	€2,110	€6,614	€5,156

Earnings per share
Basic and diluted net income per share	€0.06	€0.07	€0.23	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100
     The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Revenues	€5,861	€5,990	€11,896	€9,990
Cost of revenues	(3,674)	(2,286)	(5,946)	(4,493)
General and administrative	(1,483)	(1,202)	(2,965)	(2,223)

Financial income (expense), net	(143)	(60)	(81)	(3)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Six Months Ended June 30,
	2006	2005

Cash flows from operating activities:
Net income before minority interest	€6,632	€5,662
Adjustments to reconcile net income to net cash provided by operating activities	6,596	7,779
Change in operating assets and liabilities, net of amounts acquired	(56,899)	(34,679)
Change in operating assets and liabilities due to temporary joint ventures	(2,299)	(9,067)

Net cash used in operating activities	€(45,970)	€(30,305)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	27,499	22,088
Acquisition of subsidiaries, net of cash	(7,971)	(3,147)
Purchase of property, plant & equipment	(1,790)	(2,955)
Disposal / (Acquisition) of investments	149	(18,100)

Net cash provided by investing activities	€21,070	€5,914

Cash flows from financing activities:
Proceeds from short-term debt, net	12,962	3,276
Repayment of long-term debt, net	(9,042)	(5,934)
Due to related parties	20,311	8,983

Net cash provided by financing activities	€24,231	€6,325

Net decrease in cash and cash equivalents	€(669)	€(18,066)
Net effect of foreign exchange in cash and cash equivalents	2,219	3,017
Cash and cash equivalents at the beginning of period	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€81,560	€65,466

Supplemental disclosure of cash information Cash paid for the period:
Interest	€2,407	€2,314

Non-cash transactions:

Capital leases	€483	€1,196
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

						Accumulated
						Other
			Additional		Deferred	Comprehensive	Total
	Ordinary Shares		Paid-in	Retained	Stock	Income /	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	(Loss)	Equity
Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997
Comprehensive income:
Net Income	—	—	—	6,614	—	—	6,614
Foreign currency translation adjustment	—	—	—	—	—	(2,389)	(2,389)
Total comprehensive income							4,225
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—
Amortization of formula based stock compensation plan	—	—	820	—	—	—	820
Parent Company stock purchase plan expense	—	—	136	—	—	—	136
Balance, June 30, 2006	29,247,100	€87,889	€39,383	€35,412	€—	€494	€163,178
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, outsourcing services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the six-month period ended June 30, 2006 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on May 3, 2006 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Stock Compensation Plan
     The Company applied, until December 31, 2005, Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense was recognized in

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
earnings at the balance sheet date based on a formula, with the exception of shares granted after January 1, 2003, where compensation expense was recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     Upon adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company has designated its formula based stock purchase plan as an equity award plan and has started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures under SFAS 123. The Company has chosen the prospective application transition method allowed by SFAS 123R.
     The applicable disclosure requirements of SFAS 123R have been provided below for the period ended June 30, 2005 and 2006:

	Six Months Ended
	June 30,
	2006	2005
Net income as reported	€6,614	€5,156
Add share-based compensation cost included in net income as reported	€820	€464
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€(820)	€(1,261)
Pro forma net income if the fair value based method had been applied to all awards	€6,614	€4,359
Basic and diluted earnings per share as reported in Euro	€0.23	€0.18
Pro forma basic and diluted earnings per share in Euro	€0.23	€0.15
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. Details of this plan are provided in our Annual Report on Form 20-F for the year ended December 31, 2005. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The fair value of the 528,700 shares granted, amounting to €1,518 (€2.87 per share), less estimated forfeitures of 12,600 shares, is measured at the grant date and remains fixed unless and until the award is modified. Compensation cost recorded on this plan for the three and six month periods ended June 30, 2006 amounted to €69 and €136, respectively.
3. Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting;

b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     On April 13, 2006, the FASB issued FSP FIN 46R-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46R. This FSP addresses certain major implementation issues related to FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities. Specifically, this FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether the entity is a variable interest entity or VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary.
     The effective date and transition requirements prescribed by FSP FIN 46R-6 are complex. An enterprise is required to apply the guidance in the FSP prospectively to all entities (including newly created entities) with which that enterprise first becomes involved and to all entities previously required to be analyzed under FIN 46R when a “reconsideration event” has occurred as defined in paragraph 7 of FIN 46R beginning the first day of the first reporting period beginning after June 15, 2006. Retrospective application is permitted but not required. The

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Company has not yet assessed what effect, if any, the adoption of this FSP will have on its financial condition, results of operations, or cash flows.
     On March 16, 2006, the EITF reached a conclusion on Issue 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). This issue deals with the income statement presentation of vendor taxes imposed directly on revenue-producing transactions between a seller and a customer. This consensus affects entities with taxes that are externally imposed on revenue producing transactions between seller and a customer, such as sales, value added, use and excise taxes assessed at the point of sale. This consensus provides that these entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. If taxes are significant an entity should disclose its policy of presenting taxes and the amounts of taxes that are recognized on a gross basis. The consensus, after the expected FASB ratification, is effective for periods beginning after December 15, 2006. The Company does not expect the adoption of this EITF to have any material effect on its financial position, results of operations or cash flows.
     On June 8, 2006, the FASB issued proposed FASB Staff Position (FSP) SFAS 123(R)-e, “Amendment of FASB Staff Position SFAS 123(R)-1.” This FSP proposal addresses whether a modification of an instrument in connection with an equity restructuring or a business combination should be considered a modification for purposes of applying FSP SFAS 123R-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” Currently, FSP 123R-1 requires an entity to apply the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, throughout the life of an instrument, unless the instrument is modified when the holder is no longer an employee. The FASB is proposing a clarification to instruments that were originally issued as employee compensation and then exchanged or changed, and the only change is made to the terms of an award to reflect an equity restructuring or a business combination that occurs when the holders are no longer employees. The proposed FSP provides that no change in the recognition and measurement (due to a change in classification) of those instruments will result under the following conditions:
a.	Either there is no increase in value to the holders of the instrument or the exchange or change in the terms of the award is not made in contemplation of an equity restructuring or a business combination; and

b.	All holders of the same class of equity instruments (e.g., stock options) are treated in a similar manner.
     The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification,

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
interest and penalties, accounting in interim periods, disclosure, and transition. The Company has not yet assessed what effect, if any, the adoption of FIN 48 will have on its financial condition, results of operations, or cash flows.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of June 30, 2006, the increase in total assets from these consolidated entities amounted to €34,843. Total revenue recognized with respect to these consolidated joint ventures was €7,886, including €6,203 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2006, and €15,761, including €11,568 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2006. During the corresponding periods in 2005, revenue recognized with respect to these consolidated joint ventures was €9,952, including €6,823 of revenues of other venture partners in these arrangements, during the three months ended June 30, 2005, and €18,350, including €13,066 of revenues of other venture partners in these arrangements, during the six months ended June 30, 2005.
     Corresponding costs due to other joint venture partners of €11,268 and €12,475, are recognized in cost of revenues for the six months ended June 30, 2006 and 2005, respectively and €5,933 and €6,840 are recognized in cost of revenues for the three months ended June 30, 2006 and 2005, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is €2,306.
5. Inventory
     Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Raw Materials	€1,649	€2,233
Work-in-progress	21,368	9,389

	€23,017	€11,622

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
6. Acquisition
Miner & Miner
     As part of the original share purchase agreement for the purchase of 70% of the shares of Miner & Miner, if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level, Telvent would be obligated to purchase the remaining 30% of the shares for a purchase price determined by a financial performance formula. Effective January 1, 2006, the Company acquired the remaining 30% of the shares of Miner & Miner for a total purchase price of €5,731, which was paid on February 22, 2006. This purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed, based on an updated valuation of Miner & Miner performed as of the purchase date. As a result, the following is a summary of the allocation of the total purchase price for 30% of Miner & Miner:

As of
February 22,
2006
(Unaudited)
Adjusted working capital	€376
Property, plant and equipment	97
Intangible assets
Customer contracts and relationships	1,618
Software technology	429
Brand names	184
Goodwill	3,027

Total purchase price	€5,731

Beijing Blue Shield
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd. (¨BBS¨), a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€3,184). As of June 30, 2006, the Company has paid 30% of the total amount, Rmb 9.6 million (€955), in cash. The remainder is payable in installments, with the final payment due in March 2007.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     The Company performed an initial purchase price allocation which indicated that the net fair value of the assets acquired and liabilities assumed being greater than the purchase price. Therefore, the Company reduced, on a pro-rata basis, the intangible assets identified, resulting in the following purchase price allocation:

As of
April 26,
2006
(Unaudited)
Cash and cash equivalents	€159
Current assets	3,514
Tangible assets	123
Liabilities assumed	(1,827)
Intangible assets	1,215
Goodwill	—

Total purchase price	€3,184

     The results of operations of BBS have been included in the Company ’s Traffic segment from the date of its acquisition.
7. Short-term debt
     On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million (€15,732). The obligations of Telvent Traffic under the credit agreement are guaranteed by Telvent GIT, S.A. The credit facility is available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The amount outstanding under this facility as of June 30, 2006 was U.S. $20 million (€15,732).

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
8. Financial Instruments
     The following table provides quantitative information about the Company ’s outstanding derivative financial instruments:

	As of June 30, 2006

	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€768	€34,227	€659	€27,930
Brazilian Reals	—	—	62	2,377
Mexican Pesos	70	1,739	—	—
Canadian Dollars	968	25,108	1,230	29,775
Morocco Dirhams	—	—	—	30
Jordan Dinars	22	1,062	18	770
Qatari Riyals	4	527	32	561
Japanese Yen	215	6,412	215	6,412
Thai Bahts	47	2,730	51	2,853

	€2,094	€71,805	€2,267	€70,708
Interest rate contracts:
Interest rate caps	202	12,315	61	14,228

Total	€2,296	€84,120	€2,328	€84,936

	As of December 31, 2005

	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reals	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Morocco Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214
Interest rate contracts:
Interest rate caps	—	—	—	23,480

Total	€1,194	€35,275	€1,440	€61,694

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
9. Due to and from related parties
     The details of balances with group companies and related parties are as follows:

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Due from related parties:
Accounts receivable	€15,353	€17,450
Credit line receivable	500	27,999

	€15,853	€45,449

Due to related parties:
Trade payables	€13,886	€5,858
Credit line payable	25,599	5,288

	€39,485	€11,146

10. Commitments and Contingencies
Commitments
     The Company has a contingent payment on the Almos acquisition amounting to a maximum of €1,750, payable based on Almos meeting certain targets over a period ending June 30, 2006.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of August 30, 2006, the development and installation work for the El Toyo project is substantially complete.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of June 30, 2006, the Company maintains the following guarantees:

Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€129,476	€13,267	€—
     The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
11. Segments and Geographic Information
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.
•	Energy comprises two primary areas focusing on oil & gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and interurban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes health care, public administration and managed services.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Six Month Period Ended June 30, 2006
	(Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€91,150	€56,491	€16,478	€18,310	€19,513	€201,942
Cost of revenues	69,999	45,139	12,766	14,011	14,107	156,022

Gross profit	€21,151	€11,352	€3,712	€4,299	€5,406	€45,920

Operating expenses						36,260
Other expenses, net						1,120

Income before income taxes						€8,540

	Three Month Period Ended June 30, 2006
	(Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€49,809	€29,646	€7,553	€8,900	€10,728	€106,636
Cost of revenues	39,363	24,075	5,228	7,236	8,202	84,104

Gross profit	€10,446	€5,571	€2,325	€1,664	€2,526	€22,532

Operating expenses						18,104
Other expenses, net						1,691

Income before income taxes						€2,737

	Six Month Period Ended June 30, 2005
	(Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€79,982	€56,668	€8,103	€10,811	€15,785	€171,349
Cost of revenues	61,672	46,089	6,435	7,842	11,390	133,428

Gross profit	€18,310	€10,579	€1,668	€2,969	€4,395	€37,921

Operating expenses						29,805
Other expenses, net						924

Income before income taxes						€7,192

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Three Month Period Ended June 30, 2005
	(Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€44,709	€32,157	€4,553	€6,069	€8,271	€95,759
Cost of revenues	34,776	26,774	3,827	4,091	6,905	76,373

Gross profit	€9,933	€5,383	€726	€1,978	€1,366	€19,386

Operating expenses						15,820
Other expenses, net						510

Income before income taxes						€3,056

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Traffic segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.
     Segment assets of the Company are as follows:

	As of June 30, 2006 (Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€150,152	€104,599	€30,511	€30,982	€73,298	€389,542
Unallocated assets						31,650
U.S. GAAP adjustments						48,736

Total assets						€469,928

	As of December 31, 2005 (Audited)
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€129,042	€62,060	€14,531	€28,380	€62,957	€296,970
Unallocated assets						84,585
U.S. GAAP adjustments						53,787

Total assets						€435,342

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Geographic Information
     For the six months ended June 30, 2006 and 2005, sales outside of Spain comprised 49.9% and 47.4% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Six Months Ended June 30,
	2006	2005
	(Unaudited)
Europe	€115,381	€96,710
Latin America	35,290	30,285
North America	30,829	26,113
Asia-Pacific	8,367	7,513
Middle-East and Africa	12,075	10,728

	€201,942	€171,349

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Portugal	€5,030	€5,194
North America	1,121	1,482
Latin America	387	336
China	1,144	1,155
Others	171	173

	€7,853	€8,340

12. Subsequent Events
     On July 1, 2006, the Company completed the acquisition of 100% of Farradyne, a leading provider of traffic information technology consulting and integration services in the United States. The total purchase price for the Farradyne business was U.S. $38 million. A portion of the purchase price was paid into escrow and will serve as security for the sellers’ obligations to Telvent under the purchase agreement. This acquisition has been financed through a mix of use of proceeds from our IPO and a loan under a credit agreement with LaSalle Bank National Association (see Note 7).
     In connection with the BBS acquisition, the Company paid the second and third payments due under the purchase agreement in the amount of Rmb 9.6 million (€955) and Rmb 6.4 million (€637) on July 31, 2006 and August 21, 2006, respectively, and a final payment of Rmb 6.4 million (€637) will be due in March 2007.

B.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company that specializes in high value-added real-time products and services solutions to customers in targeted industrial segments (Energy, Traffic, Transport, and Environment). In addition, we provide similar products and services solutions in the areas of healthcare, public administration and managed services that we include in our “Other” segment, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We provide solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy companies and utilities in the United States, Canada, Spain, Mexico, Brazil and China, the traffic or transport authorities of some of the largest cities in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa and a number of government environmental entities in Europe, North America, Latin America, Australia and the Middle-East.
     Our ordinary shares have been quoted on the Nasdaq Global Market under the symbol “TLVT” since October 2004; they are not listed on any exchange or otherwise quoted for trading in Spain. As of August 28, 2006, there were 29,247,100 Ordinary Shares issued and outstanding.

Results of Operations
     We prepared our consolidated financial statements for the three and six-month periods ended June 30, 2006 and June 30, 2005 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of three acquisitions at different points during the periods reviewed:
•	We acquired 100% of Almos on July 6, 2005. Therefore, the results of operations of Almos are reflected in our results of operations for the three and six-month periods ended June 30, 2006, but not in the corresponding periods in 2005.

•	We acquired 70% of Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner”) on December 10, 2004 and the remaining 30% effective January 1, 2006. Therefore, 70% of the results of operations of Miner & Miner are reflected in our net results of operations (after minority interest) for the three and six-month periods ended June 30, 2005, and 100% in the corresponding periods in 2006.

•	We acquired 80% of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”) on April 26, 2006. Therefore, the results of operations of BBS (net of minority interest) are reflected in our net results of operations for the three month period ended June 30, 2006, but not in the first quarter of 2006, or in any of the 2005 periods presented.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three and six-month periods ending on June 30, 2006 and 2005.

	For the three Months Ended June 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2006(1)	2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)

Revenues(2)	$136,270	€106,636	100%	€95,759	100%	11.4%

Cost of revenues(2)	107,477	84,104	78.9	76,373	79.8	10.1

Gross profit	28,794	22,532	21.1	19,386	20.2	16.2

General and administrative	10,470	8,193	7.7	6,816	7.1

Sales and marketing	4,608	3,606	3.4	3,097	3.2

Research and development	5,371	4,203	3.9	3,685	3.8

Depreciation and amortization	2,686	2,102	2.0	2,222	2.3

Total operating expenses	23,135	18,104	17.0	15,820	16.5

Income from operations	5,659	4,428	4.2	3,566	3.7	24.2

Financial income (expense), net	(2,161)	(1,691)	1.6	(510)	0.5

Total other income (expense)	(2,161)	(1,691)	1.6	(510)	0.5

Income before income taxes	3,498	2,737	2.6	3,056	3.2

Income tax expense (benefit)	907	710	0.7	1,046	1.1

Net income before minority interest	2,590	2,027	1.9	2,010	2.1

Loss (Profit) attributable to minority interest	(174)	(136)	0.1	100	0.1

Net income	$2,417	€1,891	1.8	€2,110	2.2	(10.4)

Basic and diluted net income per share	$0.08	€0.06		€0.07

Weighted average number of shares outstanding		29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2779 to €1.00 (based on the noon buying rate on June 30, 2006). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended June 30, 2006 and 2005 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended June 30, 2006 and 2005 were increased by €6.2 million and €6.8 million, respectively, while cost of revenues were increased by €5.9 million and €6.8 million, respectively, for the same periods.

	For the six Months Ended June 30,
			Percentage		Percentage	Percentage
			of		of	Change
	2006(1)	2006	Revenues	2005	Revenues	2005-2006
	(Euros in thousands, except percentages)

Revenues(2)	$258,062	€201,942	100%	€171,349	100%	17.9%

Cost of revenues(2)	199,381	156,022	77.3	133,428	77.9	16.9

Gross profit	58,681	45,920	22.7	37,921	22.1	21.1

General and administrative	20,977	16,415	8.1	12,229	7.1

Sales and marketing	11,087	8,676	4.3	6,287	3.7

Research and development	9,179	7,183	3.6	7,054	4.1

Depreciation and amortization	5,094	3,986	2.0	4,235	2.5

Total operating expenses	46,337	36,260	18.0	29,805	17.4

Income from operations	12,345	9,660	4.8	8,116	4.7	19.0

Financial income (expense), net	(1,431)	(1,120)	0.6	(924)	0.5

Total other income (expense)	(1,431)	(1,120)	0.6	(924)	0.5

Income before income taxes	10,913	8,540	4.2	7,192	4.2

Income tax expense (benefit)	2,438	1,908	0.9	1,530	0.9

Net income before minority interest	8,475	6,632	3.3	5,662	3.3

Loss (Profit) attributable to minority interest	(23)	(18)	0.0	(506)	0.3

Net income	$8,452	€6,614	3.3	€5,156	3.0	28.3

Basic and diluted net income per share	$0.29	€0.23		€0.18

Weighted average number of shares outstanding		29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2779 to €1.00 (based on the noon buying rate on June 30, 2006). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the six-month periods ended June 30, 2006 and 2005 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the six-month periods ended June 30, 2006 and 2005 were increased by €11.6 million and €13.1 million, respectively, while cost of revenues were increased by €11.3 million and €12.5 million, respectively, for the same periods.

Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     New contract bookings for the three months ended June 30, 2006 were €85.0 million, a decrease of €19.3 million, or 18.5%, from new bookings of €104.3 million for the three months ended June 30, 2005.
     New contract bookings for the six months ended June 30, 2006 were €228.7 million, an increase of €22.3 million, or 10.8%, from new bookings of €206.4 million for the six months ended June 30, 2005.
     Backlog as of June 30, 2006 was €427.7 million, an increase of €97.6 million, or 29.6%, from a backlog of €330.1 million as of June 30, 2005. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
June 30,	June 30,	Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€ 106,636	€ 95,759	11.4%

Six Months Ended	Six Months Ended	Percent
June 30,	June 30,	Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€ 201,942	€ 171,349	17.9%
     The increase in our revenues for the three-month period and for the six-month period ended June 30, 2006, over the corresponding periods in 2005 was due primarily to organic growth in our businesses, mainly from all of our core segments, except for the Traffic segment, and the effect of the consolidation of Almos and Beijing Blueshield, which we acquired in July 2005 and April 2006, respectively. Almos contributed €2.7 million and Beijing Blueshield contributed €0.3 million, in the second quarter of 2006, with no corresponding contribution in the second quarter of 2005.
     In the three-month period ended June 30, 2006, we also consolidated additional revenues of €6.2 million relating to other joint venture partners, and €6.8 million in the corresponding period of the prior year. In the six-month period ended June 30, 2006, we consolidated additional revenues of €11.6 million relating to other joint venture partners, and €13.1 million in the corresponding period of the prior year.

Cost of Revenues

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 84,104	78.9%	€ 76,373	79.8%	10.1%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 156,022	77.3%	€ 133,428	77.9%	16.9%
     Cost of revenues remained fairly constant as a percentage of revenues both in the quarter and in the six-month period ended June 30, 2006, year-over-year. Cost of revenues for the three-month and the six-month periods ended June 30, 2006 included €5.9 million and €11.3 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. For the quarter and the six-month period ended June 30, 2005, such contribution represented €6.8 million and €12.5 million, respectively. Nonetheless, we continue our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services, public administration and healthcare IT businesses in our “Other” segment.
General and Administrative

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 8,193	7.7%	€ 6,816	7.1%	20.2%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 16,415	8.1%	€ 12,229	7.1%	34.2%
     Our general and administrative expenses increased both from the three and six-months ended June 30, 2005 to the three and six-months ended June 30, 2006 mainly as a result of the additional legal, accounting, internal control, and investor relations costs that we continue to incur as a result of having become a publicly-traded company in the United States. We are implementing a system of internal control over financial reporting to comply with Section 404 of the Sarbanes Oxley Act, which has contributed to this increase. Although our continuing reorganization efforts produced some cost savings in the second quarter of 2006, such cost savings were partially offset by the expenses described above. We expect that our internal reorganization will continue to contribute cost savings in the near future, but we also expect to continue to incur additional internal control, accounting, legal costs and other similar expenses throughout 2006.

     In addition, our stock compensation plans increased our general and administrative expenses in both periods; the impact of these charges was €0.5 million and €1.0 million for the three and six-month periods ended June 30, 2006 and €0.3 million and €0.3 million, respectively, for the three and six-month periods ended June 30, 2005. The reason for the increase is the application, starting January 2006, of SFAS 123R, which requires fair value accounting for stock-based plans, and the fact that we have recorded compensation expense related to our Parent Company’s new stock based compensation plan under which shares of our Parent Company were granted to our senior management in January 2006.
Sales and Marketing

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 3,606	3.4%	€ 3,097	3.2%	16.4%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 8,676	4.3%	€ 6,287	3.7%	38.0%
     The increase in our sales and marketing expenses both from the three and six-months ended June 30, 2005 to the three and six-months ended June 30, 2006 was primarily the result of higher selling expenses and sales personnel costs incurred with increased business activity across segments and geographies, especially in connection with our efforts to develop our Traffic segment business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa.
Research and Development

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 4,203	3.9%	€ 3,685	3.8%	14.1%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 7,183	3.6%	€ 7,054	4.1%	1.8%
     Our research and development expenses increased in the three and six-month periods ended June 30, 2006 over the corresponding periods in 2005. Nonetheless, we intend to maintain an approximate level of investment in research and development of 4%, as a percentage of revenues. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2005 and 2006. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our strategy.
Depreciation and Amortization

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 2,102	2.0%	€ 2,222	2.3%	(5.4)%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 3,986	2.0%	€ 4,235	2.5%	(5.9)%
     Our depreciation and amortization expense decreased both from the three and six-months ended June 30, 2005 to the three and six-months ended June 30, 2006 mainly due to the fact that we do not highly invest in capital expenditures, and therefore, depreciation charges decrease year-over-year. However, this expense also includes non-cash amortization expense resulting from the purchase price allocations (which resulted primarily in the recognition of intangible assets such as backlog/customer contracts, software technology and customer relationships) in the acquisition of the NMS Division of Metso, WBU-Xwave, Miner & Miner, Almos and BBS, and additional amortization and depreciation expense consolidated as a result of these purchases. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was €0.8 million and €1.3 million in the three and six-months ended June 30, 2006, respectively, and €0.6 million and €1.0 million, respectively, in the corresponding periods of the prior year.
Financial Expense, Net

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ (1,691)	1.6%	€ (510)	0.5%	231.6%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ (1,120)	0.6%	€ (924)	0.5%	21.2%
     Net financial expense increased from the six-month period ended June 30, 2006 to the six-month period ended June 30, 2005 primarily due to the increase in our indebtedness under the credit arrangement with Abengoa. In addition, financial income decreased as a result of having a lower balance of proceeds from our initial public offering generating interest for us during this period. Interest income earned on the proceeds from our initial public offering amounted to €0.2 million and €0.6 million during the six-month periods ended June 30, 2006 and 2005, respectively. Finally, for the six-month periods ended June 30, 2006 and 2005, the impact of the mark-to-market of our derivatives amounted to € (0.2) million and € (0.7) million respectively.
     The increase in net financial expenses from the three-month period ended June 30, 2006 to the three-month period ended June 30, 2005 was also primarily due to the decrease in the interest income we earned on the proceeds from our initial public offering, which represented a decrease of €0.3 million quarter-over-quarter. During the three-months ended June 30, 2006 and 2005, the impact from adjusting to market our derivatives was € (0.5) million and € (0.1) million, respectively.
Income Tax Expense

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 710	0.7%	€ 1,046	1.1%	(32.1)%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 1,908	0.9%	€ 1,530	0.9%	24.7%
     Income tax expense is based on our level of income before income taxes, research and development deductions, and net operating losses. We calculated income tax expense for the periods ended June 30 in each year based on the estimated effective tax rate for the full year.
Net Income

Three Months		Three Months Ended
Ended June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 1,891	1.8%	€ 2,110	2.2%	(10.4)%

Six Months Ended		Six Months Ended
June 30,	Percentage of	June 30,	Percentage of	Percent Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 6,614	3.3%	€ 5,156	3.0%	28.3%
     As a result of the combination of the foregoing reasons, our net income decreased by 10.4% in the second quarter of 2006 with respect to the same quarter of the prior year, but accumulated net income for the six-month period ended June 30, 2006 was higher than that of the corresponding prior year period by 28.3%.

Segment Analysis
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.
•	Energy comprises two primary areas focusing on oil & gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and public transportation systems, such as light trains, buses and trans systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes healthcare, public administration and managed services.

	Three Months Ended June 30, 2006
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total

Revenues	€49,809	€29,646	€7,553	€8,900	€10,728	€106,636
Gross Profit	€10,446	€5,571	€2,325	€1,664	€2,526	€22,532
Gross Margin	21.0%	18.8%	30.8%	18.7%	23.5%	21.1%

	Three Months Ended June 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total

Revenues	€44,709	€32,157	€4,553	€6,069	€8,271	€95,759
Gross Profit	€9,933	€5,383	€726	€1,978	€1,366	€19,386
Gross Margin	22.2%	16.7%	15.9%	32.6%	16.5%	20.2%

	Six Months Ended June 30, 2006
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total

Revenues	€91,150	€56,491	€16,478	€18,310	€19,513	€201,942
Gross Profit	€21,151	€11,352	€3,712	€4,299	€5,406	€45,920
Gross Margin	23.2%	20.1%	22.5%	23.5%	27.7%	22.7%

	Six Months Ended June 30, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total

Revenues	€79,982	€56,668	€8,103	€10,811	€15,785	€171,349
Gross Profit	€18,310	€10,579	€1,668	€2,969	€4,395	€37,921
Gross Margin	22.9%	18.7%	20.6%	27.5%	27.8%	22.1%
     Energy

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€49,809	€44,709	€91,150	€79,982
Gross Profit	€10,446	€9,933	€21,151	€18,310
Gross Margin	21.0%	22.2%	23.2%	22.9%
Revenue growth rate over prior period	11.4%		14.0%
     Our Energy segment revenues increased 14.0% from the six-month period ending June 30, 2005 to the same period in 2006, and 11.4% from the three-month period ending June 30, 2005 to the same period in 2006, mainly due to general good business performance of our organic business in the electric activity in Europe (Spain and Sweden), including a high volume of execution of contracts.
      Oil & Gas
     Compared to the same period in 2005, the Oil & Gas business revenues for the three months ended June 30, 2006 were down 11.2%, while and for the six months ending June 30, 2006 corresponding revenues were up 4.9%. The shortfall in the quarter is attributable to a slower order activity in our international markets and also in the North America liquids segment. This slow down has been offset somewhat by stronger order activity in the gas segment. Gross profit levels decreased two percentage points in the six-month period, in comparison with the prior year.
     Oil & Gas business revenues in North America for the six months ending June 30, 2006 increased by 12.3% compared to the same period in 2005. The corresponding gross margins remained relatively constant. Bookings in the second quarter of 2006 improved by 82% over the values in the second quarter of 2005, indicating very strong systems orders resulting from additional sales focus and continuing healthy market conditions.
     Client confidence in our offerings combined with a large installed base continues to provide good opportunities for systems sales, upgrades and services. The OASyS DNA platform and associated technical expertise continues to mature. With stable market conditions and continued high energy prices, we expect the growth in systems sales to be strong throughout the rest of 2006.
     Oil & Gas capital spending outside of North America continues to increase in the wake of rising oil prices. Our now well-established position in the China market and our strong installed base in Latin America, where system upgrades are pending with several national oil companies, are positive indicators for the remainder of the year 2006. This increased spending is resulting in a marked increase in the number of new projects in the segment, which we expect to translate into a strong Oil & Gas International bookings forecast for the third and the fourth quarter of 2006.
     In our Asia-Pacific region, in China, we expect that the dynamic 2005 SCADA performance will continue as our customers leverage their ambitious pipeline infrastructure growth. During the second quarter of 2006, we had strong performance in the Oil & Gas segment, with bookings of U.S. $6.6 million with PetroChina and CNPC, while revenues were in line with our estimates.
     Business in China is also positioned to grow with an expected increase in oil and gas market demand for pipeline business applications, enterprise data servers, and GIS applications. This growth will be based on installation of China’s first LNG — Gas pipeline business management suite at GDLNG, strategic partnership with OSI Soft and acquisition of Miner & Miner ArcFM application for the China industry leading ESRI ESI platform.
     Electric
     In our North America region, the electric utility business revenues for the three and six-month periods ended June 30, 2006 were up 5% and 18.2%, respectively, from the same period in the prior year. This increase is mainly due to sales of our automation products (Sage Remote Terminal Units) and GIS (Geographic Information Systems) to electric distribution utilities in the region. Capital budgets for IT-related spending are down in the segment, which impacts our traditional SCADA business. We expect SCADA related bookings to improve significantly in the third and the fourth quarter of 2006. In the meantime, we continue to focus on distribution utilities that are expanding their networks due to population growth and outdated field assets. This focus explains our revenue growth related to automation products.
     Gross profit dropped by five percentage points due to increased production costs in the automation products business and the lower transit project volume and higher Remote Terminal Unit (RTU) production costs.
     In our Europe region, we experienced a 56.7% revenue increase in the six-month period ended June 30, 2006 in comparison with the same period of 2005, mainly as a result of general good business performance coming from organic growth in the electric activity in Spain and Sweden. In Spain, the contribution of Adif, Red Eléctrica de España and Endesa automation projects have been important during the second quarter. In addition, the control systems projects for the renewable energy power plants have been completed according to schedule. The contribution of these projects brought a 25.8% organic increase in our revenues in Spain, quarter over quarter.
     In Sweden, we have finalized the pilot installation on our AMRELVA3 contract for Vattenfall, which has lead to authorization from Vattenfall to begin with the next phase for the massive roll-out of the installation of the meters. This is a very important milestone for us, since it allows us to launch all the activities of supply and installation according to the demanding schedule agreed with our customer. The contribution of this project, which was signed at the end of 2005 with Vattenfall, and the increase in revenues in Spain mentioned above, brought a 47.7% organic revenue increase in Europe, quarter over quarter.
     In our Latin American region, we entered into a number of contracts, especially in the transmission grid in Brazil. Revenues in Brazil grew by 39.4% in the six-month period ended June 30, 2006 in comparison with the same period of 2005. Revenues in Mexico grew by 11.2% in the six-month period ended June 30, 2006 in comparison with the same period of 2005.
     On the other hand, in our Middle East and Africa region, we have faced difficulties in our Steg project in Tunisia. These difficulties have lead to a 40.4% revenue decrease in the six-month period ended June 30, 2006 over the same period of 2005, and a 5% negative gross margin in the region.
     Backlog in the quarter for the Energy segment totalled €191.4 million, a 33.9% increase over the same period of 2005.
     Traffic

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€29,646	€32,157	€56,491	€56,668
Gross Profit	€5,571	€5,383	€11,352	€10,579
Gross Margin	18.8%	16.7%	20.1%	18.7%
Revenue growth rate over prior period	(7.8)%		(0.3)%
     Our Traffic segment revenues for the six-month period ended June 30, 2006 decreased by 0.3% as compared to the six-month period ended June 30, 2005, and by 7.8% when comparing the quarter ended June 30 year over year. This was mainly due to the contribution, in 2005, from a large contract in Spain, which had no impact on the revenues in 2006.
     As most of our temporary joint venture consortiums are in our Traffic segment, most of the impact of the consolidation of these consortiums is also reflected as an increase in the revenues of this segment in both the three and six-month periods ended June 30, 2006 over the same periods in 2005. Excluding this impact, our revenues in this segment decreased by 6.4% and increased by 3.7%, respectively, in the three and six-month periods ended June 30, 2006 over the same periods of 2005.
     Our gross margin in this segment, excluding the effect of the consolidation of our temporary joint ventures, was 21.6% and 23.7%, respectively, for the three and six-month periods ended

June 30, 2006; including the effect of their consolidation, our gross margin was 18.8% and 20.1%, respectively, for the same periods.
     In our Europe region, the activity in Spain remains the most consolidated of the region. A number of different multi-year contracts related with maintenance activities for the traffic ITS infrastructures (Madrid, Barcelona, and Sevilla), and the new enforcement systems projects, like “Pride” for Guardia Civil de Tráfico, are helping maintain our consolidated position in Spain. In Ireland, we commenced the West Route Toll System project in the second quarter of 2006. This project and the upgrades for our historical Oresund Link Project (linking Copenhaguen and Malmoe), are the projects that are driving our business outside of Spain in the European region.
     In North America, we have started the performance of our contract for the Chicago Skyway, which has contributed €1.0 million of revenues for the region during the six-month period ended June 30, 2006. We expect that the integration of the recently acquired Farradyne business will increase the contribution of this region to our Traffic segment.
     In Latin America, there has been a decrease in activity and margins year-over-year. We continue our recurrent business activity with the Municipalities of Buenos Aires, Córdoba and Rosario, in Argentina, allowing us to have new up-selling opportunities with these customers. In Brazil, however, there has been a decrease in the period due to the delay in the expected investments for road traffic infrastructures (Rodovías Federales), and the suspension of the Salvador de Bahía centralized urban traffic system project.
     In the Asia-Pacific region, the two main projects that have helped achieve a 56.9% increase in revenues in the six-month period ended June 30, 2006, versus the same period of 2005, are the new phases of the Beijing Supercenter in China and a new project in Bangkok, Thailand, which has reactivated our presence in the traffic business in that country. Although the gross margin in the region decreased from 30% to 26%, it nonetheless represents a higher gross margin level than the average for the segment.
     In China, the outlook for new contracts is positive, especially in the area of UTC (Urban Traffic Control), with a significant number of bids to be submitted during 2006. We believe we are in a good position to achieve strong results due to advanced and reliable products and an increasing number of references in the local market. We also expect this to translate into increased business activity for 2007 and the following years. Revenues in 2006 in the area of UTC will be based on projects already in process, specifically Xinxiang and Urumqi, together with new bookings (ErDos).
     Beijing Supercenter remains the main interurban project in the Asia-Pacific region. New opportunities from interurban projects are not very promising due to strong local competition, even though we are focusing efforts on large infrastructure projects like Hangzhou Bay and Qingdao Bay bridges and Zhongnanshan tunnel in Shanxi. In interurban projects, the local competition is fierce because the required technology is becoming available to more and more local companies. Nonetheless, we expect that the continued integration of the recently acquired Beijing Blueshield business will increase the contribution of this region to our traffic segment, both in the UTC and interurban areas of the business.

     The percentage of projects financed by multi-lateral credits remains high, especially in the UTC area. Chinese Government investment is strong in interurban projects.
     In the Middle-East and Africa region, we have almost doubled our business, mainly due to the Beirut Urban Traffic systems project. However, due to the current political situation in Lebanon, work on the project has been temporarily suspended.
     Backlog in the quarter for the Traffic segment totalled €90.3 million, a 5% decrease over the same period of 2005.
Transport

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€7,553	€4,553	€16,478	€8,103
Gross Profit	€2,325	€726	€3,712	€1,668
Gross Margin	30.8%	15.9%	22.5%	20.6%
Revenue growth rate over prior period	65.9%		103.4%
     Revenues within our Transport segment for the three months ended June 30, 2006 increased by 65.9% from revenues for the three months ended June 30, 2005 mainly due to general good business performance in our activity in Spain and Venezuela, and the good performance of new contracts in Brazil and Mexico.
     Our gross margin in this segment increased from 15.9% to 30.8% from the three-month period ended June 30, 2005 to the three-month period ended June 30, 2006, and from 20.6% to 22.5% from the six-month period ended June 30, 2005 to the six-month period ended June 30, 2006, mainly due to the good performance of our Metro de Madrid fare collection contracts and the starting of two contracts in Venezuela with higher margins. In the six-month period ended June 30, 2006, the segment presented an accumulated higher performance in comparison with the same period in 2005, with revenue growth of 103.4% , meaning doubling the size of our business year over year.
     In Europe, the main reason for our revenue increase is the general good business performance of our organic business in the Transport activity in Spain. The contribution of our ongoing projects with Metro de Madrid, Mintra, Metro de Bilbao and Renfe Operadora have been important during the second quarter of 2006. The contribution of these projects is more than 56.9% of the global Transport activity and brought a revenue increase of more than 157.3% in Spain in the second quarter of 2006, in comparison with the second quarter of 2005.
     In the Asia-Pacific region, we started work on our biggest contract, Automatic Fare Collection (“AFC”) for Line 1 of Metro of Tianjin in China in June. Although the impact of this contract on revenues and results is not relevant in this quarter, the contract is very important for the consolidation of our position in China to develop further opportunities in the Tianjing region.
     In our Latin American region, we obtained a number of contracts in Brazil, Venezuela and Mexico. In Brazil, we are starting two contracts, one for the upgrading of the AFC access gates in some stations of Companhia Brasileira de Trens Urbanos (“CBTU”), metro operator at Belo

Horizonte, and the refurnishing of the control systems at Line C of Companhia Paulista de Trens Metropolitanos (“CPTM”).
     In Venezuela, two main contracts are significantly increasing revenues and margins in this period: the AFC and Passenger Information System for the railway line Caracas-Tuy of IAFE (National Railway operator of whole Venezuela), booked in the last quarter of 2005, and the Information and Control Railway Systems for Metro of Valencia, booked in the second quarter of 2006. Both contracts have contributed to our increase in gross margins in this sector.
     In Mexico, we launched a new contract with Metrorey (Metro of Monterrey) in the second quarter of 2006. While this contract has only a slight impact in revenues and margins, it opens a new market that we expect will bring more opportunities for our AFC technology.
     Backlog in the quarter totalled €  43.4 million, an 11.8% increase over the same period of 2005.
Environment

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€8,900	€6,069	€18,310	€10,811
Gross Profit	€1,664	€1,978	€4,299	€2,969
Gross Margin	18.7%	32.6%	23.5%	27.5%
Revenue growth rate over prior period	46.6%		69.4%
     Revenues generated in the Environment segment in the three-month period ended June 30, 2006 increased by 46.6% over the same period of 2005. This growth includes the contribution of revenues generated by Almos Systems, the meteorological systems company that we acquired in July 2005. Without the effect of the Almos contribution to revenues, our organic growth was 13%. In the six-month period ended June 30, 2006, the increase was significantly higher, 69.4% over the same period of 2005. This growth was also mainly due to the contribution of business from Almos.
     In Europe, our revenues increased significantly quarter over quarter, mainly due to the contribution of our Almos Systems operations base in the Benelux countries. The contribution of this region to the total revenues in our Environment segment represents a consolidated 40% of the total revenues of the segment.
     In our North America region, our Environment business revenues for the three months ended June 30, 2006 were down 34% and for the six months ended June 30, 2006, they were up 12.1%. The Alberta Road Weather Information System (“RWIS”) project contributed to our decrease in quarterly revenues in our Environment segment. This project has entered into a new phase that is more services oriented and with less revenues than the previous, and with a higher percentage of systems integration work. Our gross profit levels for the six month period ending June 2006 have remained consistent with the corresponding period in 2005.
     Our Middle East & Africa region contributed approximately 25% of our total environment segment revenues in the three-month period ended June 30, 2006. Our ongoing environmental projects in Jordan, Qatar and Kuwait continue to generate significant revenues.

     Gross margin in the second quarter decreased from 32.6% in 2005 to 18.7% in 2006, mainly due to the fact that in 2005 there was a higher contribution of our maintenance and services contracts to the overall segment revenue mix.
     Backlog in the quarter totalled €47.3 million, a 125.6% increase over the same period of 2005.
Other

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(Euros in thousands, except percentages)
Revenues	€10,728	€8,271	€19,513	€15,785
Gross Profit	€2,526	€1,366	€5,406	€4,395
Gross Margin	23.5%	16.5%	27.7%	27.8%
Revenue growth rate over prior period	29.7%		23.6%
     Revenues in our Other segment in the three-month period ended June 30, 2006 increased by 29.7% from €8.3 million to €10.7 million over the same period of 2005, and increased by almost 24% in the first six months of 2006, over the same period of 2005. This was mainly due to the strength of our public administration activity (with an 88.3% increase in the six-month period ended June 30, 2006, over the same period of 2005), and the on-going growth of our managed services activity.
     In our public administration activity, the development of business with the Central Government of Spain has been one of the most important achievements that fostered this growth.
     In our healthcare IT business activity, although we experienced a 12.3% decrease in revenues in the six-month period ended June 30, 2006 in comparison with the same period of 2005, we have consolidated our relationship with some customers through support and maintenance activities.
     In our managed services activity, our revenues increased by 19.6% in the six-month period ended June 30, 2006, over the same period of 2005, and the gross margin also grew slightly from 33% in 2005 to 35% in 2006. These figures demonstrate that managed services is becoming a consolidated business year over year. Most of the revenues are recurrent, thus allowing high visibility in this activity, and margins are more stable due to the consideration of multi-year contracts with fixed monthly installments.
     Gross margins of 27.7% in the first six months of 2006 remained at a constant level as compared to 27.8% in the prior year period.
     Bookings in the first half of 2006 amounted to €15.8 million, an 84% increase from bookings in the same period of 2005, mainly as a result of obtaining an increased number of contracts (64 contracts) versus the number of contracts obtained in the first half of 2005 (30 contracts).

     Backlog in the quarter totalled €55.2 million, a 70.8% increase over the same period of 2005.
Geographical Revenues
     The following table identifies our revenues by region during the six-month periods ended June 30, 2006 and June 30, 2005. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Six Months Ended June 30		Change
	2006	2005	2005 — 2006
	(Euros in thousands, except percentages)
Europe	€115,381	€96,710	19.3%
Latin America	35,290	30,285	16.5%
North America	30,829	26,113	18.1%
Asia-Pacific	8,367	7,513	11.4%
Middle-East and Africa	12,075	10,728	12.6%

Total	€201,942	€171,349	17.9%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Six Months Ended June 30,
	2006	2005
	(In thousands)

Net cash used in operating activities	€(45,970)	€(30,305)
     Our net cash used in operating activities increased in the six months ended June 30, 2006, as compared to the six months ended June 30, 2005. For the six months ended June 30, 2006, we had €6.6 million of non-cash adjustments to net income, including depreciation and amortization charges of €5.3 million, compared with €7.8 million of non-cash adjustments to net income for the six months ended June 30, 2005, including €5.2 million of depreciation and amortization charges.
     Working capital and temporary joint ventures used €59.2 million of our operating cash in the six months ended June 30, 2006 compared with €43.8 million in the six months ended June 30, 2005.

     The decrease in operating cash for the six months ended June 30, 2006 was mainly due to the increase in our inventory of €10.0 million, in our unbilled revenues of €46.8 million, our increase in other taxes receivable of €1.9 million and in our accounts and other long-term receivable of €7.2 million, and our decrease in our billing in excess of costs and estimated earnings on uncompleted contacts of €0.4 million and the incorporation of the temporary joint venture consortiums’ working capital of €2.3 million. These changes were offset by an increase in our accounts payable, accrued and other liabilities and related parties payable of €9.4 million.
     The decrease in operating cash for the six months ended June 30, 2005 was mainly due to the increases in our unbilled revenues of €35.3 million, in our inventory of €11.3 million, and our accounts receivable of €1.0 million, and the incorporation of the temporary joint venture consortiums’ working capital of €9.1 million. These changes were partially offset by an increase in our accounts payable, related parties and other assets of €6.1 million, in our billing in excess of cost and estimated earnings of €1.9 million, accrued and other liabilities of €5.0 million.
     Investing Activities

	Six Months Ended June 30,
	2006	2005
	(In thousands)

Net cash provided by investing activities	€21,070	€5,914
     Investing activities provided more cash during the six months ended June 30, 2006 than during the six months ended June 30, 2005.
     During the six months ended June 30, 2006 we received €27.5 million under our credit arrangement from Abengoa and we also received €3.2 million due to the deposits that were restricted for use as of December 31, 2005. We used cash of €1.8 million for the purchase of property, plant and equipment. Additionally, on February 22, 2006, we paid US $6.8 million (€5.7 million) for the remaining 30% of Miner and Miner; on March 13, 2006, we paid €0.7 million (net of cash acquired) for the Beijing Blue shields acquisition and we used €1.5 million to make the deferred payment on the Almos acquisition on June 30, 2006.
     During the six months ended June 30, 2005 we received €22.1 million from our credit arrangement with Abengoa and we also received €8.0 million due to the deposits that were restricted for use as of December 31, 2004. In addition, we purchased a short-term deposit for €18.4 million in February 2005, purchased property, plant and equipment for €3.0 million and used €3.1 million to make the deferred payment on the Miner & Miner acquisition in April 2005.
     Financing Activities

	Six Months Ended June 30,
	2006	2005
	(In thousands)

Net cash used in financing activities	€24,231	€6,325

     Financing activities provided more cash in the six months ended June 30, 2006 than in the six months ended June 30, 2005.
     During the six months ended June 30, 2006, we repaid €9.0 million of long-term debt mainly in connection with a repayment of the current portion of long-term debt on the credit facility with LaSalle Bank, regular payments due on the Fortis Bank loan, and the monthly and final payments due under the ING loan. We also had proceeds of €16.4 million from short-term debt, which includes €15.7 million borrowed under the new credit agreement with LaSalle Bank, and we repaid €3.5 million of short-term debt. Additionally, we borrowed €20.3 million under the credit arrangement with Abengoa.
     During the six months ended June 30, 2005, we had net proceeds of €3.3 million from short-term debt, which includes €8.7 million borrowed under the Caja Madrid credit agreement, and we repaid €5.9 million of long-term debt, mainly in connection with a repayment of long-term debt on the credit facility with LaSalle Bank and relating to the Fortis Bank loan. Additionally, we borrowed €9.0 million under our credit arrangement with Abengoa.
      Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2005 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 3, 2006. Details of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association are provided in a Form 6-K filed with the SEC on June 6, 2006. The full agreement is provided as Exhibit 4.1 to this Form 6-K.
     Our net credit line receivable under a credit arrangement with Abengoa as of June 30, 2006 was €25.1 million, with €24.9 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of June 30, 2006, there was no amount outstanding under Facility A, of the revolving credit facility which Telvent Canada has with LaSalle Bank, and the total amount of $6 million remains available to us. Facility B, the non-revolving, term credit facility, was repaid in April, 2006.
     As of June 30, 2006, €3.8 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A. for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, the amount of outstanding principal under our Fortis Bank loan was €1.9 million.
     As of June 30, 2006, the amount outstanding with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was €9.6 million. The total amount available to us under this facility is €12.6 million.

     As of June 30, 2006, €3.9 million was outstanding in connection with the credit facilities that our subsidiary, Telvent Brazil, S.A., obtained from various financial institutions.
     On May 31, 2006, our subsidiary Telvent Traffic North America Inc., entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million (€15.7 million). The credit facility matures on May 1, 2007. As of June 30, 2006, U.S.$20 million (€15.7 million) was outstanding in connection with this credit facility.
     Certain of the credit agreements mentioned above contain financial covenants. As of June 30, 2006, we were in compliance with all our financial covenants.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2006, we had €129.5 million of these obligations outstanding.

     Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the segments in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.

     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavourable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
     Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although they are used solely as economic hedges, these transactions are currently recorded at fair value on our balance sheets, with related gains and losses recorded as earnings on our consolidated statements of operations, as we have not yet sought to apply hedge accounting under U.S. GAAP (SFAS 133, Accounting for Derivative Instruments and Hedging Activities) for these transactions.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of June 30, 2006 and December 31, 2005.

	As of June 30, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€768	€34,227	€659	€27,930
Brazilian Reals	—	—	62	2,377
Mexican Pesos	70	1,739	—	—
Canadian Dollars	968	25,108	1.230	29,775
Morocco Dirhams	—	—	—	30
Jordan Dinars	22	1,062	18	770
Qatari Riyals	4	527	32	561
Japanese Yen	215	6,412	215	6,412
Thai Bahts	47	2,730	51	2,853

	€2,094	€71,805	€2,267	€70,708
Interest rate contracts:
Interest rate caps	202	12,315	61	14,228

Total	€2,296	€84,120	€2,328	€84,936

	As of December 31, 2005
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reals	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Morocco Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214
Interest rate contracts:
Interest rate caps	—	—	—	23,480

Total	€1,194	€35,275	€1,440	€61,694

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable credit spreads. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases.

     On May 30, 2006, the Company entered into two new interest rate cap agreements with a total notional amount of €3.4 million. Under these interest rate cap agreements, the Company receives compensation when the twelve-month Euribor rate rises above 3.75%. At June 30, 2006, the fair value of these new interest rate caps was € (23.7). These interest rate cap agreements will expire in May 2010.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2005 Annual Report on Form 20-F.

II. OTHER INFORMATION
A. Legal Proceedings
     Regarding the Xfera legal proceeding, developments that have occurred relating to this matter during our current fiscal year were reported by us on a Form 6-K filed February 22, 2006 and in our 2005 Annual Report on Form 20-F. Since the filing of our 2005 Annual Report on Form 20-F, a written statement of defense has been filed with the Court on behalf of Manuel Sanchez Ortega on June 19, 2006.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved. As of August 30, 2006, the development and installation work for the El Toyo project is substantially complete.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission on May 3, 2006 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On February 22, 2006, we used $6.8 million of the net proceeds from our initial public offering to make the payment for the acquisition of the remaining 30% of the shares of Miner & Miner.
     On April 12, 2006, we used €0.4 million of the net proceeds from our initial public offering to make a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield for a total purchase price of Rmb 32 million (€3.2 million). Part of the purchase price, amounting to €955, was paid on the signing date. The second and third payments due under the purchase agreement in the amount of Rmb 9.6 million (€955) and Rmb 6.4 million (€637) were paid on July 31, 2006 and August 21, 2006, respectively. The final payment of Rmb 6.4 million (€637) is due in March 2007.
     On June 30, 2006, we used €1.5 million of the net proceeds of our initial public offering to pay the second deferred payment for the acquisition of Almos Systems.
     On July 1, 2006 we used U.S. $18 million of the net proceeds to make part of the payment for the Farradyne intelligent transportation systems business.

D. Submission of Matters to a Vote of Security Holders
     The following matters were voted on by the shareholders:

	For	Against	Abstain
1. A proposal to examine and approve the Annual Accounts and the Management Report for the 2005 financial year.	22,178,492	270	1,200

2. A proposal to approve the distribution of the net income for the 2005 financial year.	21,483,025	695,737	1,200

3. A proposal to approve the actions of the Board of Directors for the last year.	22,131,492	1,270	47,200

4. A proposal to approve the Board of Director’s compensation.	22,130,192	1,570	48,200

5. A proposal to reelect or appoint the Auditor of the Company for 2006.	22,178,692	1,000	270

6. A proposal to amend the minimum notice period for the calling of a General Shareholders meeting in the article 14 of the Article Association and article 5 of the Rules of Procedure for the General Shareholder meeting.	22,131,462	48,000	500

7. A proposal to grant power to formalize all documents memorializing the actions of the shareholders at the meeting.	22,132,462	0	47,500

8. A proposal to approve the minutes of the meeting.	22,132,462	0	47,500
E. Exhibits

Exhibit No.	Description
4.1	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association.

4.2	Amendment to Credit Agreement effective June 13, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association.

10.1	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc.

10.2
Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
		Title:	Chief Executive Officer
Date: August 30, 2006

Exhibit Index
     The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description

4.1	Credit Agreement, dated May 31, 2006, among Telvent Traffic North America Inc. and LaSalle Bank National Association.

4.2	Amendment to Credit Agreement effective June 13, 2006 between Telvent Traffic North America Inc. and LaSalle Bank National Association.

10.1	Stock and Asset Purchase Agreement, dated May 18, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc.

10.2
Amendment to Stock and Asset Purchase Agreement, dated July 1, 2006, between Parsons Brinckerhoff Quade & Douglas, Inc., PB Farradyne, Inc., PB Energy Storage Services, Inc. and Telvent Traffic North America Inc.